

03004861

FORM 11-K



RECEIVED
JAN 27 2003
207

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

PROCESSED

For the fiscal year ended July 31, 2002

JAN 29 2003

OR

**THOMSON
FINANCIAL**

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-1822

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

LACLEDE GAS COMPANY
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a)   Financial Statements and Independent Auditors'
      Report   Page No.

(b)   Exhibit

            Independent Auditors' Consent

                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,
the Company has duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.

                                    LACLEDE GAS COMPANY
                                    WAGE DEFERRAL SAVINGS PLAN
                                         (Registrant)

                            BY _____
                                    Ronald L. Krutzman,
                                  Treasurer and Assistant
                                         Secretary

Date: January 24, 2003

                                                              - 1 -
                            -2-

Deloitte
& Touche

Laclede Gas Company Wage Deferral Savings Plan

Financial Statements as of and for the
Years Ended July 31, 2002 and 2001,
Supplemental Schedule as of July 31, 2002 and
Independent Auditors' Report

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.deloitte.com

**Deloitte
&Touche**

INDEPENDENT AUDITORS' REPORT

To the Laclede Gas Company
 Wage Deferral Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

January 24, 2003

Deloitte
Touche
Tohmatsu

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2002 AND 2001

	2002	2001
CASH	$ -	$ 409
INVESTMENTS	76,316,266	80,935,338
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	164,402	40,610
Employer Contribution	60,355	12,956
Total Contributions Receivable	224,757	53,566
ACCRUED INCOME	11,023	19,938
NET ASSETS AVAILABLE FOR BENEFITS	$ 76,552,046	$ 81,009,251

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 5,461,293	$ 5,378,798
Employer	2,014,411	1,992,570
	7,475,704	7,371,368
INVESTMENT INCOME/(LOSS):		
Interest and dividends	1,848,161	2,098,189
Net depreciation in fair value of investments	(9,120,132)	(3,255,479)
	(7,271,971)	(1,157,290)
TOTAL ADDITIONS	203,733	6,214,078
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	4,053,717	5,699,079
NET TRANSFERS TO OTHER PLANS	607,221	777,910
TOTAL DEDUCTIONS	4,660,938	6,476,989
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(4,457,205)	(262,911)
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	81,009,251	81,272,162
END OF YEAR	$ 76,552,046	$ 81,009,251

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2002 AND 2001

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

2.   **INFORMATION REGARDING THE PLAN**

The following description pertains to the Plan as in effect during the years ended July 31, 2002 and 2001 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. The trustee of the Plan is American Express Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions expressed as a percentage of compensation in one-tenth increments (minimum of 0.9%) or in dollar or half-dollar amounts (minimum $5.00), up to 15% of the participant's compensation, subject to certain Internal Revenue Code ("IRC") limitations. Employee contributions up to 8% of a participant's compensation are matched one-half by the Company. Participants may change the amount of their contributions two times per Plan year to be effective the first payroll date on or after February 1 and August 1.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- Laclede Group, Inc. Common Stock Fund
- Pyramid Russell 2000 Index Fund
- American Express Trust Equity Index Base Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50
- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

Effective October 1, 2001, stock certificates previously representing shares of Laclede Gas Company common stock were deemed to represent the same number of shares of The Laclede Group, Inc. common stock. This is a result of The Laclede Group, Inc. becoming the parent of Laclede Gas Company on that date. The number of shares of common stock held by American Express Trust Company did not change because each share of Laclede Gas Company was converted to one share of The Laclede Group, Inc.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.75% to 12.00% at July 31, 2002.

Payment of Benefits – Distributions are generally made to participants upon retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. Common Stock Fund may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2002 and 2001.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2002	2001
Laclede Group, Inc. Common Stock Fund (2,577,078.329 and 2,458,435.584 units, respectively)	$24,500,284	$22,595,481
American Express Trust Equity Index Base Fund (1,014,922.631 and 1,018,281.496 units, respectively)	28,165,118	36,986,021
Pyramid Russell 2000 Index Fund (11,584.833 and 9,110.135 units, respectively)	5,046,631	4,828,235
American Express Trust Bond Fund (92,708.415 and 84,735.419 units, respectively)	6,320,303	5,596,435
American Express Trust Money Market Fund I (6,998,399.530 and 5,890,096.990 units, respectively)	6,998,399	5,890,097
Loans to Participants	3,960,302	3,902,713

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $(9,120,132) and $(3,255,479), respectively, as follows:

	2002	2001
Laclede Group, Inc. Common Stock Fund	$ 793,592	$ 2,320,864
American Express Trust Equity Index Base Fund	(8,850,571)	(6,016,163)
American Express Trust Bond Fund	187,168	541,823
Pyramid Russell 2000 Index Fund	(1,028,656)	(35,974)
American Express Trust Short-Term Horizon Fund 25:75	(2,740)	120
American Express Trust Medium-Term Horizon Fund 50:50	(25,248)	(4,837)
American Express Trust Long-Term Horizon Fund 65:35	(36,155)	(9,723)
American Express Trust Long-Term Horizon Fund 80:20	(157,522)	(51,589)

4. TAX STATUS

The Plan obtained its latest determination letter dated January 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter and has filed for a new determination letter on July 31, 2002. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2002, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   **PLAN TERMINATION**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.   **RELATED PARTIES**

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE 1

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(FORM 5500, SCHEUDLE H, PART IV, ITEM 4i)
7/31/2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund	Company stock fund (2,577,078.329 units)		$ 24,500,284
*	American Express Trust Equity Index Base Fund	Common/collective trust (1,014,922.631 units)		28,165,118
*	Pyramid Russell 2000 Index Fund	Common/collective trust (11,584.833 units)		5,046,631
*	American Express Trust Bond Fund	Common/collective trust (92,708.415 units)		6,320,303
*	American Express Trust Money Market Fund I	Common/collective trust (6,998,399.530 units)		6,998,399
*	American Express Trust Short - Term Horizon Fund 25:75	Common/collective trust (4,314.455 units)		74,908
*	American Express Trust Medium - Term Horizon Fund 50:50	Common/collective trust (12,582.686 units)		249,754
*	American Express Trust Long - Term Horizon Fund 65:35	Common/collective trust (30,259.671 units)		293,942
*	American Express Trust Long - Term Horizon Fund 80:20	Common/collective trust (37,034.838 units)		706,625
*	Loans to Participants	Loans to participants (3,960,301.680 units) Interest rate 5.75% - 12.00%		3,960,302

* Party-in-interest.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.deloitte.com

**Deloitte
& Touche**

Exhibit to Form 11-K (Wage Deferral Savings Plan)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-90254 of Laclede Gas Company on Form S-8 of our report dated January 24, 2003, appearing in this Annual Report on Form 11-K of Laclede Gas Company Wage Deferral Savings Plan for the year ended July 31, 2002.

Deloitte + Touche LLP

January 24, 2003



Deloitte
Touche
Tohmatsu